I AM LIKE YOU

The following materials are provided as an introduction to I am Like You Film, LLC's film project, *I am Like You* ("Film"). These materials are provided for discussion purposes only and are not a solicitation for investment or an offering of securities.

THE COMPANY:

I am Like You Film, LLC ("Company") has been formed as a single purpose independent New York limited liability company to serve solely as a vehicle for the Film, wherein Haik Kocharian will serve as its Managing Member.
Mr. Kocharian also will serve as the Film's writer, director and supervising producer.
I Am Like You Film LLC is seeking to raise between 50K and 100K to complete the film.

THE FILM:

I am Like You is an emotionally-engaging story that Mr. Kocharian believes has the potential to achieve creative and commercial success. The Film, a drama, discusses widely-publicized and timely issues of animal rights, animal abuse, and assisted suicide. The Film is also sensitive to issues specific to children on ASD Autism spectrum disorder.

A. THE STORY:

Two stray dogs, large wolf-like Lucky, and a small mutt Tiny, are rescued from a dumpster. The two dogs are moved to a nearby animal shelter. That same night, Tiny passes away due to the severity of prior abuse, leaving Lucky depressed and alone. The next morning, volunteer Veterinarian Susan assesses Lucky's condition. She is determined to save him. Susan's compassion for life runs deep. After witnessing her sister's intense suffering during the final stages of cancer, Susan volunteers for an underground organization that illegally assists suicide. Her credo is to do everything possible to help others avoid the same suffering as her sister.

Flashback a year and meet Sean, a fourteen-year-old boy with autism spectrum disorder, who lives in rural Montana. He has a loving heart, but suffers from violent mood swings that test the limits of his single mother, Joelle. At school, Sean - who is behind academically and unable to connect with other students - is bullied. To escape the harassment, Sean has a tendency to run off the school grounds and into the surrounding forest.



During one of these escapes, Sean finds an abandoned wolf-dog pup whose mother has been killed in a hunting trap. He takes the pup home and names him "Lucky." Going forward, Sean and Lucky become inseparable friends.

Several more months passes. Lucky has grown into a beautiful wolf-dog, and Sean and Lucky's friendship continues to blossom but the presence of the large wolf-dog creates concern in the town and the authorities are called to remove Lucky. Rather than face separation from his best friend, Sean runs away with Lucky into the wilderness. After two days, the rescue team finally recovers Sean, bruised but safe. Lucky manages to escape capture. A week later, Lucky finds his way back to Sean's house, but falls in the hands of a local man Dennis who runs a small dogfighting ring.

There, Lucky is trained to become a fighting dog. It is here that Lucky meets Tiny, another victim of the fighting ring. But after Lucky loses a fight Dennis takes both dogs to the forest and leave them for dead. Lucky and Tiny escape; sick and wounded, they find shelter in a dumpster. Now the story comes full circle to the Film's beginning when Animal Control rescues Lucky and Tiny.

Since the separation with Lucky, Sean's health has declined significantly. He suffers a terrible seizure and is rushed to the emergency room. While weak and still in the hospital, Sean begs his mother to help him find Lucky. Desperate for a solution, Joelle posts online Sean's plea for any information regarding Lucky's whereabouts.

Meanwhile, Lucky recovers at the animal shelter thanks to Susan's love and care. It does not take long for Susan to decide to adopt him. She takes Lucky into her house and gives him a permanent home. Lucky finally has turned the corner - he has found a new friend and companion, as well as a place to call his own. Lucky's happiness, however, is short-lived. On one of her veterinarian field visits, Susan is involved in a car accident. To avoid hitting a deer, Susan's car veers off the road, overturns, and smashes against a tree. Susan survives the accident, but she is badly bruised and must recuperate in the hospital. Lucky is taken back to the shelter, into his cage. Susan's sudden disappearance sends Lucky spiraling into depression.

Lucky's state becomes more and more irreparable. He reaches his breaking point, and in a blind rage, he snaps and attacks a shelter volunteer. Lucky seriously injures her. Police and Animal Control determine that Lucky is a danger to society and order that he be put down. When Susan is finally released from the hospital a week later, she finds Lucky in a state of dangerous aggression. To bring comfort to Lucky during his last days, Susan has him



transported to her clinic and given sedation. It is then that she sees Sean's video online. Immediately, she contacts Sean and his mother, and invites them to visit Lucky.

Sean and Lucky reunite the next day. Sean quickly realizes that his friend is gravely ill. It is a short but deeply emotional meeting. Sean's young mind struggles to process the complex emotions regarding life and death. He vows to visit Lucky again the following day.

That night, Susan puts Lucky to sleep. Before administering the lethal drug, she apologizes to Lucky profusely, blaming herself for his misery. Lucky passes away in a peaceful and dignified way. This selfless and humane act also liberates Susan - in his death, Lucky helps Susan free herself from the pain of losing her sister.

When Sean and Joelle return to the clinic the next morning, Lucky is no more. Sean's innocence dies with Lucky. But Sean has gained a new understanding of unconditional love and companionship. Susan gives Sean a rescue kitten that Sean embraces with newfound hope for the future.

PRODUCTION AND COMPLETION DATES
Approximate subject to change

PRODUCTION DATES	MARCH 2019 - JANUARY 2020
POST PRODUCTION DATES	JANUARY 2020 - JULY 2020
COMPLETION DATE	AUGUST - 2021



FILM FESTIVALS
Approximate subject to change

List of possible 2021 film festivals where the Company will consider submitting the film. If selected to any film festivals, the Company will attempt to secure distribution.

SOUTH BY SOUTHWEST	MARCH - **2021**
TRIBECA FILM FESTIVAL	APRIL - **2021**
CANNES FILM FESTIVAL	MAY - **2021**
VENICE FILM FESTIVAL	AUGUST - **2021**
TORONTO FILM FESTIVAL	SEPTEMBER - **2021**
SUNDANCE FILM FESTIVAL	JANUARY - **2021**



COMPARABLE SUCCESSFUL FILMS

The numbers shown here are for educational/reference purpose only and do not represent any projections of guarantees.

FILM	BUDGET	DOMESTIC	FOREIGN
WENDY AND LUCY (2008)	$200 K	$857 K	$327 K
AMORES PERROS (2001)	$2.0 M	$5.4 M	$15.5 M
BOYHOOD (2014)	$4.0 M	$25 M	$45 M

B. THE MARKET:

In addition to the Company's attempt to secure distribution at various film festivals, the Company will consider other channels of distribution such as domestic box office (theatrical); international box office (theatrical) and pay television (HBO / Showtime / others). The Company also will consider digital media, *e.g.*, Apple, Netflix, Amazon, and Hulu.



Haik Kocharian
Writer/Director/Producer

Born in Armenia, Haik Kocharian was introduced to the world of art in early childhood by his parents, both theater and film actors. After three years of study at the Armenian Theater and Art Academy, he moved to New York City to pursue his artistic aspirations and attended Brooklyn College, where he majored in photography and film.

Kocharian has written, directed and produced six short



In 2012, Kocharian wrote and co-produced a feature length film, *Manhattan Romance*, a French-U.S. production, which was screened at the 2013 ARPA International Film Festival in Los Angeles.

Kocharian also wrote, directed and produced *Please be Normal*, starring Oscar-nominated actor Sam Waterston, who appears alongside his daughter, Elisabeth Waterston, and his son-in law, Louis Cancelmi, as well as Dana Eskelson. The film premiered at Monadnock International Film Festival and won the Audience Choice Award. The film was also part of the official selection of the Golden Apricot International Film Festival in Yerevan, Armenia where it won the prestigious "A Nuard Best Cinematography Award," as well as "Special Jury Mention." *Please be Normal* was also screened at the 2014 Cannes Film Festival as part of the Cinema Marche, and the film participated in the 2014 Toronto Film Festival Market and 2014 American Film Market in Los Angeles.

In spring 2015, *Please be Normal* was released at Cinema Village (New York City). The film received a The New York Times Critics' Pick, and its official trailer has been featured in The New York Times Video Blog.

Kocharian is also an established fine art photographer. He exhibits widely and has held nine solo photography exhibitions at, among others, the James Cohan Gallery and the Robin Rice Gallery in New York City. The Huffington Post called his October 2014 solo exhibition "Tibetan Monastic Community" at the Judson Memorial Church "photographic splendor." His group shows include the Museum of the City of New York and the International Center for Photography.

Kocharian's images may be found in corporate and private art collections worldwide, including Polo Japan, Ralph Lauren Paris, Saks Fifth Avenue, and Bloomingdales.

Kocharian is actively involved in charity work and, as a photographer, has collaborated with non-for-profit organizations such as Meaningful World, a UN-affiliated NGO, in Burundi, Kenya, and Rwanda; African Services Committee in Ethiopia; Chodron Foundation in Nepal; and Self Help Africa and Faiths for Safe Water in New York City.

Kocharian is also a singer-song writer. He has produced three albums, "Heaven" in 2007, "Juice" in 2009, and "Children's Album" in 2012, and has performed live on many stages throughout New York City, including Joe's Pub (Public Theater).



CONCLUSION:

Please contact the Company if you would like to learn more about or arrange a meeting to discuss the Film or its production.

The Company appreciates your time and consideration.

Sincerely,

I AM LIKE YOU FILM, LLC
Haik Kocharian
Manager

E: info@iamlikeyoufilm.com
M: 917.386.5897
The information contained herein is for informational purposes only, is being provided solely to gauge your interest in the Film, and does not constitute an offer to sell or a solicitation of offers to buy any security. Any offer to sell equity of the Film will be made only by means of a confidential information memorandum distributed to those potential investors satisfying applicable suitability standards, and no equity of the Film shall be sold nor offers to buy accepted prior to the delivery of a private confidential information memorandum that will include complete information about the Film and its offering.

Credits:
Sources and statistics: IndieFilm Folio; Box Office Mojo; IMDB-Pro World Wide
Format, title page, charts, and graphics: IndieFilm Folio

